Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Mr. Steven E. English
Chief Financial Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio   43215

Re: State Auto Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 13, 2009
Form 10-Q for the Quarterly Period ended June 30, 2009
Filed on August 6, 2009
File No. 000-19289

Dear Mr. English:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 34

1. We acknowledge your disclosures regarding the methods you use to compute your critical accounting estimates. Please revise the disclosures to identify and describe the key assumptions that materially affect your estimates. Your revised disclosure should provide investors with an understanding of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. To this effect, please include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying each of your critical accounting estimates over time. For example, we note your disclosures on page 35 that the actual realizable value of your DAC estimate may vary from the estimated realizable value. Please also discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

Results of Operations

Market Risk, page 50

2. Please revise your sensitivity analysis to disclose sensitivities regarding your fixed maturity securities similar to the investment classification presented in the table on page 98.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Investments, page 98

3. Tell us why losses on equity securities of $13.4 million at December 31, 2008 and $8.2 million at June 30, 2009 were not considered to be other than temporary impairments and recognized as a loss. Provide us quantified information on losses for more than twelve months and more than nine and six months explaining why those losses were not considered to be other than temporary. For unrealized losses at December 31, 2008 indicate any securities that were impaired in 2009 explaining what triggered the impairment in 2009.

3. Fair Value of Financial Instruments, page 101

4. Please disclose, in MD&A, information obtained from independent pricing services and brokers as follows:
   - The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
   - Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from the independent pricing services or brokers; and
   - The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

5. Please address, in MD&A, the following:
   - The significant assumptions and other inputs used in your valuation models and a description of how these assumptions and inputs were derived;
   - Whether the valuation models used have changed from prior periods and a disclosure of the quantitative effect of such changes to the extent possible; and
   - A sensitivity analysis of the effect on operations and financial position of reasonably likely changes in the assumptions used.

6. Please revise your disclosure in the MD&A to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Form 10-Q June 30, 2009

7. Please tell us why you believe that your presentation of other-than-temporary impairments of investments on the statement of income complies with paragraphs 35 and 36 of FSP 115-2.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant